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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                Amendment No. 1
                                      To
                                SCHEDULE 14D-9
                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934

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                         CHIEFTAIN INTERNATIONAL, INC.
                           (Name of Subject Company)

                         CHIEFTAIN INTERNATIONAL, INC.
                      (Names of Persons Filing Statement)

                          Common Shares, No Par Value
                          (Including Purchase Rights)
                        (Title of Class of Securities)

                                   16867010
                     (CUSIP Number of Class of Securities)

                               Esther S. Ondrack
                         Chieftain International, Inc.
                                 1201 TD Tower
                               10088-102 Avenue
                       Edmonton, Alberta T5J 2Z1, Canada
                                (780) 425-1950

                 (Name, address and telephone number of person
                       authorized to receive notices and
           communications on behalf of the persons filing statement)

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                                With copies to:

                              John S. Burns, Q.C.
                               Bennett Jones LLP
                            4500 Bankers Hall East
                              855-2nd Street S.W.
                           Calgary, Alberta T2P 4K7
                                (403) 265-7219

                             Thomas R. Brome, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

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         |_|Check the box if the filing relates solely to preliminary
            communications made before the commencement of a tender
                                    offer.
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                                                                             2


              Chieftain International, Inc., a corporation organized under the laws of Alberta, Canada (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on June 28, 2001 (the "Schedule 14D-9") with respect to the offer by Hunt Oil Canadian Acquisition III Corporation (the "Offeror"), a wholly owned subsidiary of Hunt Oil Company, a Delaware corporation ("HOC"), to purchase all the outstanding Common Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.


ITEM 4.       THE SOLICITATION OR RECOMMENDATION

              The third paragraph of the text under the caption
"Background" is hereby amended and restated by the following text:

              On March 9 and March 16, 2001, a representative of CIBC and Mr. C. Glick, HOC's Senior Vice President, Business Development, discussed HOC's interest in evaluating a possible transaction with Chieftain. During such conversations, Mr. Glick confirmed HOC's interest in evaluating a possible transaction.

              Numbered paragraph 3 under the caption "Reasons for the Recommendation" is hereby amended and supplemented by adding the following text at the end thereof:

              The Board particularly noted that there is increased competition in the natural gas and oil industry as a result of growing demand for natural gas and that there have been substantial increases in capital and operating costs particularly with respect to offshore drilling and production. To maintain the Company's reserve and production base and to increase it, exploration and development would be needed in the deep waters of the Gulf of Mexico, a high cost environment. The Board was concerned that the market capitalization of the Company could constrain the Company's financial ability to conduct such exploration and development.


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                                                                             3


                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct,

                                            CHIEFTAIN INTERNATIONAL, INC.

                                            By:  /s/ Esther S. Ondrack
                                               ---------------------------------
                                               Name:  Esther S. Ondrack
                                               Title: Senior Vice President and
                                                      Secretary




Dated: July 19, 2001